September 3, 2015

United States Securities and Exchange Commission

Attention: Mr. Michael Volley

Washington, DC 20549

Dear Mr. Volley:

We thank you for your comment letter dated August 25, 2015 (the “Comment Letter”) addressed to Asta Funding, Inc. (the “Company”). The following is in response to the Staff’s Comment Letter. To assist you in your review, the comments from your letter are included in italics below and are numbered to correspond to the numbered paragraph in the Comment Letter. The Company’s response immediately follows the comment.

Form 10-K for the Fiscal Year Ended September 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

1.	We note your response to comments 1 and 2. Please revise future filings to explain the underlying business reasons why the cash distributions to Pegasus Funding, LLC non-controlling interests have been significantly greater than the net income attributable to the non-controlling interests which has resulted in a large negative non-controlling interest balance. Also, explain if this situation is expected to continue and if so, explain the expected impact on your financial results and liquidity. Please include a draft of your proposed disclosure in your response.

The distributions to non-controlling interests is the distributions made to the 20% non-controlling interest owners of Pegasus Funding, LLC (“Pegasus Funding”). The distribution is based upon the profitability of the closed personal injury cases based upon the formula included in the operating agreement signed December 28, 2011, and as revised. The distributions are based upon the profitability of the closed cases, less 20% of overhead expenses of Pegasus Funding based upon a 12% estimated overhead rate, of the operating unit, less 20% of write offs of personal injury cases deemed to be lost. The 20% write off amount is deducted directly from the distribution amount. As bad debt reserve has been the significant factor of the operating results through June 30, 2015 ($3.0 million in bad debt expense for the nine month period ended June 30, 2015) and bad debt expense is a non-cash item there is no impact on liquidity. We believe the bad debt reserve is at a reasonable level to support the net realizable value of the current investment in personal injury claims, and looking forward, do not believe future additions to reserves will be material to negatively affect the results of Pegasus Funding LLC.

Note E Structured Settlements, page F-27

2.	We note your response to comment 7 and your table of maturity value, unearned income and net carrying value on page F-28. Please clarify your disclosure to state that the maturity value represents the aggregate unpaid principal balance. If it does not, please disclose the information required by ASC 10 50 28.d.1. Please include a draft of your proposed disclosure in your response.

The following is an excerpt from Note 6 of the June 30, 2015 Quarterly Report on Form 10-Q. (Note E in Annual Report on Form 10-K). Please note the addition of notes (1) and (2) and associated disclosure regarding what the maturity value represents and the current status of the accounts, to satisfy the disclosure requirements of ASC 825-10-50-28.d.1 and ASC 825-10-50.28.e.

Structured settlements consist of the following as of June 30, 2015 and September 30, 2014:

	June 30, 2015	September 30, 2014
Maturity (1)(2)	$88,899,000	$64,852,000
Unearned income	(32,332,000)	(22,773,000)

Net collections	$56,567,000	$42,079,000

(1)	The maturity value represents the aggregate unpaid principal balance at June 30, 2015 and September 30, 2014.

(2)	There are no amounts of structured settlements that are past due, or in nonaccrual status at June 30, 2015 and September 30, 2014.

3.	Please revise your future filings to disclose the information required by ASC 825 10 50.28.e. Please include a draft of your proposed disclosure in your response.

See proposed Note (2) included above in question 2.

Note R Fair Value of Financial Measurements and Disclosures, page F-40

4.	We note your response to comment 3. Please revise future filings here and in MD&A to provide a narrative description of the underlying causes for the unrealized gains recognized on structured settlements for each period presented. For example, describe it and the extent to which the unrealized gains are caused by day one gains on new structured settlements, increases in the fair value on existing structured settlements from changes in inputs, etc. Please include a draft of your proposed disclosure in your response.

The following is an excerpt from our Report on Form 10-Q for the period ended June 30, 2015 for Note 6 – Structured Settlements (at Fair Value) (Note E - Structured Settlements from Report on Form 10-K for the period ended September 30, 2014). Our proposed addition is in italics.

Note 6—Structured Settlements (at Fair Value)

CBC purchases periodic payments under structured settlements and annuity policies from individuals in exchange for a lump sum payment. The Company elected to carry the structured settlements at fair value. Unearned income on structured settlements is recognized as interest income using the effective interest method over the life of the related structured settlement. Changes in fair value are recorded in unrealized gain (loss) on structured settlements in the Company’s statements of income. Unrealized gains on structured settlements is comprised of both unrealized gains resulting from fair market valuation at the date of acquisition of the structured settlements and the subsequent fair value adjustments resulting from the change in the discount rate, if any. Of the $4.3 million of unrealized gains recognized in the nine month period ended June 30, 2015, approximately $5.1 million is due to day one gains on new structured settlements financed during the period, $0.4 million due to a change in the discount rate, offset by a decrease of $1.2 million in unrealized gains recognized as realized interest income on structured settlements. Of the $1.2 million of unrealized gains in the three month period ended June 30, 2015, approximately $1.8 million is due to day one gains on new structured settlements during the period, offset by a decrease of $0.6 million in unrealized gains recognized as interest income on structured settlements during the period. There were no other changes in assumptions during the periods reported.

The following is an excerpt from our Report on Form 10-Q for the period ended June 30, 2015 for Note 19 – Fair Value of Financial Measurements and Disclosures (Note R - from Report on 10-K for the period ended September 30, 2015). Our proposed addition is in italics.

Note 19—Fair Value of Financial Measurements and Disclosures

Disclosures about Fair Value of Financial Instruments

Structured settlements – The Company determined the fair value based on the discounted forecasted future collections of the structured settlements. Unrealized gains on structured settlements is comprised of both unrealized gains resulting from fair market valuation at the date of acquisition of the structured settlements and the subsequent fair value adjustments resulting from the change in the discount rate, if any. Of the $4.3 million of unrealized gains recognized in the nine month period ended June 30, 2015, approximately $5.1 million is due to day one gains on new structured settlements financed during the period, $0.4 million due to a change in the discount rate, offset by a decrease of $1.2 million in unrealized gains recognized as interest income on structured settlements. Of the $1.2 million of unrealized gains in the three month period ended June 30, 2015, approximately $1.8 million is due to day one gains on new structured settlements during the period, offset by a decrease of $0.6 million in unrealized gains recognized as interest income on structured settlements during the period. There were no other changes in assumptions during the periods reported.

The following is an excerpt from our Report on Form 10-Q for the period ended June 30, 2015 for Management’s Discussion and Analysis for the Results of Operations for Structured Settlement income. Our proposed addition is in italics. The similar disclosure would be included for the three month period analysis.

Results of Operations

The nine-month period ended June 30, 2015, compared to the nine-month period ended June 30, 2014

Structured settlement income. Structured settlement income was $7.6 million in the nine month period ended June 30, 2015, consisting of interest income on structured settlements, $3.3 million, and unrealized gain on structured settlements, $4.3 million, compared to $2.9 million in the nine month period ended June 30, 2014, consisting of interest income on structured settlements, $1.5 million, and unrealized gain on structured settlements, $1.4 million. The increase in structured settlement income reflects nine months of results in the current year period compared to six months results in the prior year period. Unrealized gains on structured settlements is comprised of both unrealized gains resulting from fair market valuation at the date of acquisition of the structured settlements and the subsequent fair value adjustments resulting from the change in the discount rate, if any. Of the $4.3 million of unrealized gains recognized in the nine month period ended June 30, 2015, approximately $5.1 million is due to day one gains on new structured settlements financed during the period, $0.4 million due to a change in the discount rate, offset by a $1.2 million decrease in unrealized gains recognized as interest income on structured settlements during the period. There were no other changes in assumptions during the periods reported.

5.	Please revise your future filings to disclose the information required by ASC 820 10-50-2.g. Please include a draft of your proposed disclosure in your response.

The following is additional disclosure we will add to Note 19 in Report on Form 10-Q (Note R in Report on Form 10-K)

A significant unobservable input used in the fair value measurement of structured settlements is the discount rate. Significant increases and decreases in the discount rate used to estimate the fair value of structured settlements could decrease or increase the fair value measurement of the structured settlements. Discount rate could be affected by factors which include but are not limited to credit worthiness of insurance companies, market conditions, specifically competitive factors, credit quality of receivables purchased, the diversity of the payors of the receivables purchased, the weighted average life of receivables, current benchmark rates (i.e. 10 year treasury or swap rate) and the historical portfolio performance of the originator and/or servicer.

6.	We note your response to comment 7 and your disclosure that your structured settlements are collateralized by the debt of CBC. We also note you elected the fair value option for your structured settlements but the debt of CBC is accounted for at amortized cost. Please revise your future filings to discuss the risk of earnings volatility caused by measuring related assets and liabilities differently.

The Company will include the following risk factor in the next filing.

We are exposed to interest rate volatility risk as interest rates can fluctuate in the period between when we purchase structured settlements payment streams and when we securitize such payment streams.

We purchase structured settlement at a discount rate based on, among other factors, our then estimates of the future interest rate environment. Once a critical mass of payment streams is achieved, those payment streams are then securitized, generally through private placement. The discount rate at which a securitization is sold to investors is based on bench mark rates and the premium that counter parties demand over bench mark rates at the time of such securitization. Interest rates may fluctuate significantly during the period between the purchase and financing of payment streams, which can reduce the spread between the discount rate at which we purchased the payment streams and the discount rate at which we securitize such payment streams, which would reduce our revenues. Volatile interest rate environments can lead to volatility in our results of operations. If we are unable to finance the payment streams we purchase at a discount rate that is sufficiently lower than the discount rate at which we make such purchases, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your comment and should you need any additional information after reviewing the responses provided above, please contact me at 201-308-9245, or by fax at 201-308-9449, or by e-mail at rmichel@astafunding.com.

Very truly yours,

/s/ Robert J. Michel
Robert J. Michel
Chief Financial Officer